

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 23, 2017

<u>Via E-Mail</u>
Mr. Li Hengfang
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People's Republic of China 100101

> **Re: ReTo Eco-Solutions, Inc.**
> **Amendment 1 to Draft Registration Statement**
> **Submitted April 26, 2017**
> **CIK No. 0001687277**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 33</u>

1. We note your response to comment 12 in our letter dated January 19, 2017 and your updated dilution calculation on page 41. Please revise your disclosure in your risk factors section to highlight that the purchasers of your common shares in the offering will incur an immediate dilution impact of 70.5% consistent with your disclosure on page 41 or advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 43</u>

2. We note your response to comment 14 in our letter dated January 19, 2017. Based on
    your stated policy, it would appear that your bad debt reserve as of December 31,
    2016 would have been expected to be approximately $1,101,863. As such, please
    help us understand what some of the facts and circumstances that led you to conclude
    that the lower reserve of $741,187 was adequate as of December 31, 2016. In
    providing your response please also tell us whether you may have considered
    additional factors such as any extended payment terms or price concessions that led
    you to conclude that a deviation from the policy is warranted. If that is the case,
    please tell us whether you have a history of providing such payment terms and how
    you considered this in your conclusion that your price is considered fixed and
    determinable when considering the revenue recognition policy. Finally, please tell us
    and expand your disclosure to show how much of your outstanding receivables as of
    December 31, 2016 have been subsequently collected by aging category.

3. We note your response to comment 15 in our letter dated January 19, 2017. We
    continue to request that you expand your discussion related to the provision of
    income taxes to provide a more robust discussion around all material factors that
    impacted your tax rate for each of the periods presented. For example, based on your
    income tax rate reconciliation on page F-24, we note that foreign income not
    recognized in China negatively impacted your effective tax rate by 3% or $193,663
    compared to 1.1% or $29,165 based on consolidated income before tax in fiscal years
    2016 and 2015, with no discussion around the underlying reasons behind such
    increase. As such, please clearly explain what factors led to the increase in
    incremental foreign income not recognized in China and whether those rates relate to
    taxable income from your operations outside of China due to more unfavorable tax
    rates in those jurisdictions. Please also expand your disclosures to include a
    breakdown of your income before income tax expense to clearly outline the amount
    of income as either domestic or foreign. Please refer to Rule 4-08(h) of Regulation S-
    X and Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial
    Reporting Codification for guidance.

4. We note your response to comment 15 in our letter dated January 19, 2017. Please
    help us reconcile the apparent differences between the tax savings from the more
    favorable rates of $254,402 and $344,604 for fiscal years 2016 and 2015 to your
    disclosure on page F-24 which states that the preferred tax rates for those years
    amounted to $196,303 and $369,478.

Liquidity and Capital Resources, page 49

5. We note your response to comment 18 in our January 19, 2017 letter. Please explain how a lender can impose future restrictions on your ability to pay dividends or make other payments to you.

Executive Compensation, page 82

6. Update the disclosure to reflect expenses in 2016 for salaries, bonuses, and fees to your senior officers named in the prospectus.

Note 2 – Summary of Significant Accounting Policies, page F-11
Revenue Recognition

7. We note your response to comment 32 in our letter dated January 19, 2017. Please also expand your disclosure to quantify the total amount of related to the security retention that is recorded in your accounts receivables balance for each of the periods presented.

Advances to Suppliers, page F-18

8. We note your response to comment 36 in our letter dated January 19, 2017. We further note that while your advances to suppliers balance as of December 31, 2016 increased significantly from December 31, 2015, the corresponding allowance for doubtful accounts as a percentage of total gross advances to suppliers grew from 4% to 22% for the same period. Please further tell us and expand your disclosures to discuss the underlying reasons for the sudden increase in your allowance for doubtful accounts as a percentage of gross advances to suppliers as of December 31, 2016 and whether there are any known material factors negatively impacting your ability to utilize such advances to suppliers. Please ensure your expanded disclosures outline the company's policy and procedures in establishing an allowance for doubtful accounts on its advances to suppliers. Finally, please tell us how much of $2,424,559 of advances to suppliers as of December 31, 2016 was subsequently collected through the receipt of raw materials or construction materials through the latest date available.

Note 7 – Property, Plant and Equipment, Net, page F-20

9. We note your response to comment 38 in our letter dated January 19, 2017. To better understand your accounting and the revision to the statement of cash flows for fiscal year 2015, please expand your response to clearly outline the changes that you made to the statement of cash flows by highlighting the specific line items that were revised to achieve the appropriate classification as of December 31, 2015. In providing your response, please also clarify why the revised total for depreciation and amortization expense of $1,257,220 in your cash flow statement for the year ended December 31,

2015 does not reconcile to the sum of $956,478 and $137,235 disclosed as depreciation and amortization expense in notes 8 and 9 to your financial statements.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Via E-mail
Bradley A. Haneberg, Esq.
Matthew B. Chmiel, Esq.
Haneberg Hurlbert PLC
310 Granite Avenue
Richmond, VA 23226